THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                July 25, 2005



Ms. Karen Garnett
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, LLC (the "Registrant" and the "Fund")
      Registration Statement on Form S-1, Pre-effective Amendment No. 3 File No. 333-119655

Dear Ms. Garnett,

      We have reproduced your letter to the Registrant of June 3, 2005, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration Statement, Pre-effective Amendment No. 3 filed herewith.


      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                 /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm


WSS/lf

cc:   TriView Capital Management, Inc.
      Managing Member



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop, 4561

June 3, 2005

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:   TriView Global Fund, LLC Amendment No. 2 to Form S-1
      Filed on May 13, 2005 File No. 333-119655

Dear Mr. Pacult:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you : nay have about our comments or any other aspect of our review. Feel free to call us at the telex hone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on May 13, 2005.

General

1. We note your references to a partnership and the general partner throughout the prospectus, e.g. pages 1, 14-15. Please :revise to refer to the limited liability company structure and your managing members.

Response:  We have revised as follows:

Trading Advisor's and Managing Member's Incentive Fee (6)

  and

(6) The trading advisors receive a 22.165% quarterly incentive fee on new net profits and the corporate managing member receives a 4.283% incentive fee, similarly calculated.

Cover Page

2. We note your revised disclosure in response to prior comment three from our letter dated March 14, 2005 states that the "managing member reserves the right to change the termination date of the offering pursuant to the LLC Operating Agreement." Since Section 7 of the LLC Operating Agreement conveys "sole and complete discretion to determine the terms and conditions of the Offering" upon the managing member, please revise your disclosure to confirm that your managing member will terminate this offering no later than two years from its commencement. Alternatively, consider stating that the managing member may extend the offering beyond this two-year period, but quantify the amount of time for the extension.

Response:  We have revised as follows:

The offering will terminate one year from the commencement of the offering if the minimum is not sold, or upon two years from the commencement of the offering if the minimum is sold. However, the managing member reserves the right to extend the termination date of the offering an additional three years beyond two years, pursuant to the LLC Operating Agreement, upon filing the appropriate post effective amendment to the Fund registration statement with the Securities and Exchange Commission.

Charges to the Fund, page 3

3. In your response to prior comment eight, we note you state that including the round turn fee would appear to investors as an additional charge paid to the futures commission merchant. Noting your concern, please include the estimate accompanied by disclosure that this amount will be paid from your managing members' 6% brokerage commission. Please make similar changes to page 21 of the prospectus.

Response:  We have revised on page 3 as follows:

The futures commission merchant
(Man Financial Inc.)

Accepts trades from the advisor, clears the trades; hold the Fund's trading equity

From its 6%, the corporate managing member pays the futures commission merchant the per round turn commissions, approximately $7.75 to $8.25 for domestic markets.

We have revised on page 21 as follows:

Futures Commission Merchant
(Man Financial Inc)

Round-turn commissions

From its 6%, the corporate managing member pays the futures commission merchant its round turn brokerage commissions, approximately $7.75 to $8.25 for domestic markets.


Reimbursement of delivery, insurance, storage and any other charges incidental to trading and paid to third parties Reimbursement by the Fund of actual payments to third parties in connection with Fund trading

Redemptions, pages 4 and 44

4. We note your response to prior comment 12. Section 14(b) of your Operating Agreement, however, does not appear to specify the method by which the managing member will honor redemptions in the event there are insufficient funds. Please revise your disclosure to clarify that the managing member has discretion over which requests to honor. Also, please revise your disclosure to clarify that the managing member may, in its sole discretion, suspend the amount of units to be redeemed in any month if it determines that redemptions would impair the Fund's ability to meet its objectives.

Response: We have revised Section 14(b) of the LLC Operating Agreement as follows:

In addition to the limits and conditions as set forth above, the right to obtain Redemption shall be contingent upon the Fund's having property sufficient to discharge its liabilities on the date of Redemption. If the Managing Member determines that permitting the number of Redemptions sought would be detrimental to the tax status of the Fund, it may restrict the number of Redemptions to be permitted as are necessary, in its sole discretion, to not impair the Fund's tax status. Under special circumstances, including, but not limited to, the inability to liquidate positions in security or commodity interests as of or following the Redemption Date, default or delay in payments due to the Fund from commodity brokers, banks or other persons, the Fund may in turn delay payment to persons requesting Redemption of Units of the proportionate part of net asset value represented by the sums that are the subject to such default or delay. In these cases, the managing member will honor redemptions in the order the requests physically arrive at its office (first-come, first-serve). If multiple requests arrive simultaneously and there is insufficient cash to grant all the redemptions, each investor that made a redemption request will receive a redemption amount pro rated based on its Unit investment in the Fund.

5. Considering the discretion retained by the managing member, it appears that the material terms of your redemption program are sufficiently broad so that a new investment decision is created with respect to each redemption. Consequently, your redemption program may be subject to Rule 13e-4 and Regulation 14E of the Securities Exchange Act. Should you desire to seek exemptive or no action relief from the Division of Corporation Finance, please file a no-action request with the Division. Otherwise, please be advised that any redemptions you make may be subject to the tender offer rules.

Response: We have revised the LLC Operating Agreement to remove the Managing Member's discretion to limit redemptions, except in the special cases noted. In that regard, we do not believe the program may be subject to Rule 13e-4 and Regulation 14E of the Securities Exchange Act and will not seek exemptive or no action relief from the Division of Corporation Finance.

Expenses Per Unit of Membership Interest pages 14-15

6. Please advise us as to what types of liquid securities you intend to invest that may compose up to 90% of your equity.

Response:  We have revised as follows:

(8) For purposes of this calculation, we have assumed that 90% of the partnership equity will earn interest through the investment in short term T-Bills on deposit for use as margin to secure trades with the futures commission merchants at the current cash market interest assumption rate of 3.27% annually. All interest income will be paid to the Fund.

Charges to the Fund, page 19

7. Please revise your bullet-point definition of "new net profit" to clarify that it is calculated after payment of brokerage fees and does not include interest income earned by the LLC. Also, provide a description of how new net profit is actually calculated.

Response:  We have revised as follows:

New net profit:
* is calculated to determine how much a trading advisor has increased our net assets through trading alone
* is based upon the net value of the equity assigned to the trading advisor to trade
*  is calculated after the payment of brokerage fees
*  is calculated monthly but paid quarterly
* only occurs when any losses in previous quarters have been offset by new profits regardless of whether:
*  the managing member has changed the trading advisor's compensation, or
*  the Fund and trading advisor have entered a new contract
*  is adjusted to eliminate the effects of:
*  any new subscriptions for membership interests
*  redemptions by members
*  any interest income paid to the Fund, and
* any other income earned on our assets that are not related to trading activity, regardless of whether such assets are held separately or in a margin account.

For example, if loses in previous quarters totaled $500,000, and in the subsequent quarter the Fund (i) earned $2,000,000 through trading profits,
(ii) earned $300,000 in total interest, (iii) added $1,000,000 in capital contributions from members, and (iv) paid $500,000 in redemptions; then, only the $2,000,000 in trading profits would be used to calculate new net profits and would be offset by the previous loss of $500,000. In this case, new net profit would be $1,500,000.

The Managing Member, page 23

8. In connection with your response to prier comment 18 from our last letter dated March 14, 2005, we note you disclose Mr. Pacult's net worth as "in excess of $3.3 million." Please revise to state the dollar amount of his net worth as of a given date or date of the prospectus. It appears that the term "in excess" of a certain number may make this disclosure unnecessarily vague to investors.

Response:  We have revised as follows:

Audited financial statements for the corporate managing member for the period ended December 31, 2004 are included in this prospectus. As of May 31, 2005, the individual managing member's net worth is 3.3 million dollars and consists primarily of real estate that is not readily marketable. However, it is sufficient to maintain compliance with the North American Securities Administrators Association guidelines for commodity pools. This will allow the membership interests to be sold in States that apply those guidelines. Also, see Experts.

Performance of Other Funds Managed by the Managing Member, page 25

9. Please revise your disclosure to include Providence Select Fund, Limited Partnership as a fund managed by Mr. Pacult, but which, if true, has not yet commenced trading.

Response:  We have revised as follows:

Within the last ten years, the individual managing member of the Fund, Michael Pacult, has managed four other commodity pools, one of which, Strategic Opportunities Fund, LLC, is privately offered and has not yet commenced trading. Mr. Pacult is the sole principal of the corporate general
partner of Strategic.   The other three pools are publicly offered: Atlas
Futures Fund, LP, Bromwell Financial Fund, LP and Providence Select Fund, LP. Atlas and Bromwell have commenced trading, however, Providence has not yet commenced trading. The Fund's corporate managing member has not managed any other commodity pools. As of August, 2003, Mr. Pacult became an individual general partner and sole principal of the corporate general partner of both Atlas and Bromwell, but is no longer an individual general partner of Bromwell. Mr. Pacult has been the individual general partner and principal of the corporate general partner of Providence since inception. As of May 31, 2005, the total amount of money raised for Atlas and Bromwell was $13,293,226 and the total number of investors in both pools was 230. There are not yet any investors in Providence nor has any money been raised for it. In November, 2003, the two trading advisors for Bromwell were replaced because they were unprofitable. As of January 12, 2005, the new trading advisor, Fall River Capital, LLC had not been profitable and the general partner of Bromwell suspended the offering and trading, and caused substantially all of the partners to redeem their accounts in Bromwell. Bromwell is currently undergoing reorganization with new terms and a new commodity trading advisor. Atlas, however, has been profitable since inception and its offering is ongoing.

Financial Statements

10. Update the financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:  We have updated the financial statements as of May 31, 2005.

Part II of the Form S-1 Exhibit 5.01 Legal Opinion

11. Please ask counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Refer to Section VIII.A.14. of the Division of Corporation Finance: Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response: The Scott Law Firm, P.A., by signature below, hereby confirms that it concurs with the understanding of the SEC that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.


/s/ William S. Scott
William S. Scott
For the Firm